EXHIBIT 99.1

News Release dated February 27, 2017, Suncor Energy announces redemption of notes

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces redemption of notes

Calgary, Alberta (Feb. 27, 2017) –Suncor today announced that it has given notice to The Bank of New York Mellon (the “Trustee”) that it is redeeming its outstanding US$1.25 billion 6.10% senior unsecured notes due 2018 (the “Notes”).  A notice of redemption will be sent to the holders of the Notes. The redemption date will be April 26, 2017 and the redemption price will be paid in accordance with the indenture governing the Notes.

“This announcement is evidence of our ongoing commitment to capital discipline through the further strengthening of our balance sheet,” said Steve Williams, Suncor’s president and chief executive officer.

This news release does not constitute a notice of redemption of the Notes.  Holders of the Notes should refer to the notice of redemption to be delivered to the registered holders of the Notes by the Trustee.

The redemption will be funded from the proceeds of Suncor’s asset divestments realized earlier in 2017.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com